Exhibit 1

For Release

Compugen Announces Positive Therapeutic Effects of
Novel Peptide in Animal Model of Inflammatory Bowel Disease

Novel Peptide was predicted using Compugen’s DAC Blockers Discovery Platform

Tel Aviv, Israel, June 23, 09 – Compugen Ltd. (NASDAQ: CGEN) announced today that CGEN-25007, a novel peptide antagonist of gp96 with potent anti-inflammatory activity, has shown positive therapeutic effects in an animal model of inflammatory bowel disease (IBD), a commonly used term covering ulcerative colitis and Crohn’s disease.

CGEN-25007 was initially discovered using Compugen’s Disease-Associated Conformation (DAC) blockers discovery platform. This platform was designed for the systematic discovery of novel peptides that block proteins of interest from achieving certain disease-associated conformations, a capability that represents immense therapeutic promise in numerous fields. The platform is based on the integration of methods and ideas varying from information theory, through machine learning and statistics, to mathematical analysis for detecting intra-molecular interactions within the protein of interest.

In a recently completed study of TNBS-induced colitis, which is a well accepted animal model of inflammatory bowel disease, administration of CGEN-25007 protected mice from the effects of lethal colitis. Study data showed an increase in survival rate and reversal of weight loss, while mice treated with a negative control showed an irreversible and fatal wasting syndrome. This protective effect of CGEN-25007 was confirmed by improved endoscopic colitis scores, which were similar to those obtained with corticosteroids as a positive control. These results suggest that CGEN-25007 could have a potential therapeutic utility to treat IBD and other autoimmune diseases with a strong inflammatory component, such as rheumatoid arthritis.

Professor Markus F. Neurath, from the University of Erlangen, Germany, who supervised the study and is a recognized world expert in this field stated, “The results achieved with CGEN- 25007 are very impressive. In the past, we have evaluated numerous molecules in this model but never saw such dramatic effects. If these results continue to be confirmed in further studies, this molecule should represent a very exciting drug candidate for this substantial, and largely unmet medical need.”

Compugen’s discovery of CGEN-25007 through the use of its DAC Blockers Platform was first announced last year following the successful completion of various initial in vitro and in vivo validation studies for acute inflammation. The very high levels of anti-inflammatory activity observed in these earlier acute studies led to the decision by Compugen to also evaluate CGEN-25007 for application in chronic inflammatory conditions.

Dr. Anat Cohen-Dayag, co-CEO at Compugen said, “We are extremely pleased by the continuing validation of the potent anti-inflammatory activity of CGEN-25007.  The excellent results seen in this well accepted disease model for inflammatory bowel disease further support the therapeutic application of this molecule in a number of important medical conditions. Of equal importance is the continuing validation of our unique DAC Blockers Platform.”

About IBD
Inflammatory bowel disease is a chronic, relapsing and remitting inflammatory condition, affecting around two million people in the seven major markets (2007). Due to rising disease rates and evolving diagnostic methods, the market for intestinal anti-inflammatories and IBD drugs is forecasted to continue expanding. The condition is believed to result from the aggregate effect of genetic variations conferring risk of disease and environmental factors affecting the immune system, which combined, lead to an aberrant inflammatory response. In the US, IBD is one of the most prevalent gastrointestinal disease burdens. Currently, this chronic condition is without a medical cure and commonly requires a lifetime of care.

About gp96
The gp96 protein triggers both the innate and adaptive arms of the immune system and its importance in inflammatory responses has been demonstrated in recent years. gp96 plays an important role in the activation of innate immunity through direct action on various types of immune cells and by promoting the induction of pro-inflammatory cytokines. Moreover, gp96 is essential for Toll-like receptors (TLRs); and, its interaction with ligands of such TLRs amplifies immune responses. Recent findings point to gp96 as a valid target for therapeutic intervention in the treatment of immune-related disorders, such as rheumatoid arthritis and inflammatory bowel disease.

About the DAC Blockers Discovery Platform
Compugen’s Blockers of Disease-Associated Conformation (DAC Blockers) platform was first disclosed in March 2008, and is one of ten product candidate discovery platforms validated to date by the Company. The DAC Blockers Platform is designed for the prediction and selection of peptides that block proteins from adopting their disease-associated conformations. This is accomplished through the use of a series of proprietary algorithms to identify segments in proteins of interest that, if introduced as synthetic peptides, would prevent the proteins from adopting disease-associated conformations and related activities and thus could have therapeutic benefits. In addition, a key capability of the platform is that the prediction and selection capability enables proteome-wide searches for such peptides in proteins of interest within human, viral and bacterial proteomes. To date, peptide blockers predicted by this platform have been validated experimentally in functional assays for 11 out of 12 protein targets selected for screening. Of these 11 peptides, in addition to CGEN-25007, two others have demonstrated therapeutic potential. Additional peptides targeting other important protein targets are now undergoing experimental validation.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Merck Serono, Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220